SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 June 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

16 June 2016

LLOYDS BANKING GROUP PLC COMMENCES A TENDER OFFER FOR CERTAIN PERPETUAL NOTES

Lloyds Banking Group plc ("LBG" or the "Offeror") is today announcing that it is commencing a tender offer (the "Offer") to purchase for cash any and all of certain series of outstanding perpetual notes issued by Lloyds Bank plc and Bank of Scotland plc (formerly The Governor and Company of the Bank of Scotland, "Bank of Scotland plc").

Offer

The Offer is being made on the terms and subject to the conditions set out in the Offer to Purchase dated 16 June 2016 (the "Offer to Purchase") and the related Notice of Guaranteed Delivery (as defined in the Offer to Purchase) (together, the "Offer Documents"). Capitalised terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

The Offer consists of offers to purchase for cash any and all of the outstanding:

●	Primary Capital Undated Floating Rate Notes (Series 1) issued by Lloyds Bank plc (the 'Series 1 Notes');

●	Primary Capital Undated Floating Rate Notes (Series 2) issued by Lloyds Bank plc (the 'Series 2 Notes');

●	Primary Capital Undated Floating Rate Notes (Series 3) issued by Lloyds Bank plc (the 'Series 3 Notes'); and

●
Undated Floating Rate Primary Capital Notes issued by Bank of Scotland plc (the 'Series 4 Notes' and, together with the Series 1 Notes, the Series 2 Notes and the Series 3 Notes, the 'Notes' and each, a 'Series').

Background to the Offer
The Offeror has undertaken the Offer in order to provide the holders of the Notes with an opportunity to have their Notes repurchased whilst maintaining a prudent approach to liquidity as part of the Group's ongoing liability management.

The Offer
LBG is offering to purchase for cash, on the terms and conditions described in the Offer to Purchase, any and all of the outstanding Notes.

Set forth below is a table that shows, with respect to each Series of Notes, the Purchase Price that a holder of a particular series will receive for each $1,000 of the Notes validly tendered and accepted for payment pursuant to the Offer.

Notes	Issuer	ISIN	Interest Rate	Principal Amount Outstanding	Purchase Price1
Primary Capital Undated Floating Rate Notes (Series 1)	Lloyds Bank plc	GB0005224307	6-month U.S. dollar LIBOR plus 0.25%	$267,350,000	$650
Primary Capital Undated Floating Rate Notes (Series 2)	Lloyds Bank plc	GB0005205751	3-month U.S. dollar LIBOR plus 0.1875%	$280,120,000	$650
Primary Capital Undated Floating Rate Notes (Series 3)	Lloyds Bank plc	GB0005232391	6-month U.S. dollar LIBOR plus 0.10%	$359,300,000	$650
Undated Floating Rate Primary Capital Notes	Bank of Scotland plc	GB0000765403	6-month U.S. dollar LIBOR plus 0.25%	$179,960,000	$650
1  Per $1,000 in principal amount of Notes accepted for purchase.

Purchase Price and Accrued Interest Amount
Upon the terms and subject to the conditions set forth in the Offer to Purchase, for each $1,000 of the Notes validly tendered and accepted for purchase pursuant to the Offer, holders of a particular series will be eligible to receive a cash purchase price (the "Purchase Price") set out in the table above. In addition to the Purchase Price, holders whose Notes are accepted for purchase will also receive an amount equal to accrued and unpaid interest on such Notes (rounded to the nearest $0.01, with $0.005 being rounded upwards) from the last interest payment date up to, but not including, the Any and All Settlement Date (as defined herein) (the "Accrued Interest Amount").

Offer Conditions
The Offer is not conditional upon any minimum amount of Notes being tendered. However, the Offer is conditional upon the satisfaction or waiver of certain conditions described in the Offer to Purchase.

Withdrawal Rights
Validly tendered Notes may be withdrawn at any time prior to the Expiration Deadline.

Offer Period
The Offer commenced today and will expire at 5:00 p.m., New York City time, on 22 June 2016. Subject to the terms and conditions set forth in the Offer to Purchase, the Offeror expects to accept for purchase on 24 June 2016, the amount of Notes validly tendered at or prior to the Expiration Deadline, other than Notes tendered using the guaranteed delivery procedures. Subject to the terms and conditions set forth in the Offer to Purchase, the Offeror expects to accept for purchase on 28 June 2016, the amount of Notes that were validly tendered using the guaranteed delivery procedures.

The relevant deadline set by the relevant Clearing System or any intermediary for the submission of Tender Instructions may be earlier than the deadlines set out herein.

Indicative Timetable
The following table sets out the expected dates and times of the key events relating to the Offer. This is an indicative timetable and is subject to change.

Events	Dates and Times
Commencement Date Offer announced. Offer to Purchase made available to holders of Notes.	16 June 2016
Withdrawal Deadline The deadline for holders to validly withdraw Notes tendered before this date and time, unless otherwise extended	5.00pm, New York City time, on 22 June 2016, unless otherwise extended
Expiration Deadline
The deadline for holders to tender Notes pursuant to the Offer in order to qualify for payment on the applicable Settlement Date of the Purchase Price plus any Accrued Interest Amount.

5.00pm, New York City time, on 22 June 2016, unless otherwise extended
Announcement of Offer Results Announcement of the aggregate principal amounts of each Series of Notes which the Offeror will be accepting for purchase.	As soon as reasonably practicable on 23 June 2016
Any and All Settlement Date
Payment of the Purchase Price, plus any Accrued Interest Amount, for all Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Offer, other than the Notes tendered using the guaranteed delivery procedures.

Expected on 24 June 2016, unless otherwise extended
Guaranteed Delivery Settlement Date
Payment of the Purchase Price, plus any Accrued Interest Amount, for all Notes that are accepted for purchase pursuant to the Offer and that were tendered using the guaranteed delivery procedures.

Expected on 28 June 2016, unless otherwise extended
The times and dates above are subject, where applicable, to the right of the Offeror to extend, re-open, amend, limit, terminate or withdraw the Offer, subject to applicable law. Accordingly, the actual timetable may differ significantly from the expected timetable set out above.

Holders should confirm with any bank, securities broker or other intermediary through which they hold Notes whether such intermediary needs to receive instructions from a holder before the deadlines specified in the Offer to Purchase in order for that holder to be able to participate in, or withdraw their instruction to participate in, the Offer.

FURTHER INFORMATION

Copies of the Offer Documents are available at the following web address:
http://www.lucid-is.com/lbg

Requests for additional copies of the Offer Documents and information in relation to the procedures for tendering should be directed to:

Tender Agent

Lucid Issuer Services Limited                                                                Email: lbg@lucid-is.com
Sunjeeve Patel / David Shilson                                                              Telephone: +44 (0) 20 7704 0880

Investor Relations

Andrew Downey                                                                                      Email: andrew.downey@finance.lloydsbanking.com
Director of Investor Relations                                                                Telephone: +44 (0) 20 7356 2334

Dealer Managers

BNP Paribas Securities Corp.                                                                  U.S. Toll-Free: +1 (888) 210-4358
                                     Collect: +1 (212) 841-3059
                                     In Europe: +44 (0) 20 7595 8668
                                     Email: liability.management@bnpparibas.com
                                     Attn: Liability Management Group

Citigroup Global Markets Limited                                                           U.S. Toll-Free: +1 (800) 558-3745
                                      Collect: +1 (212) 723-6106
                                      In Europe: +44 20 7986 8969
                                      Email: liabilitymanagement.europe@citi.com
                                      Attn: Liability Management Group

Lloyds Bank plc                                                                                         U.S. Toll-Free: +1 (855) 400-6511
                                      Collect: +1 (212) 827-3105
                                      In Europe: +44 (0) 20 7158 2720
                                      Email: liability.management@lloydsbanking.com
                                      Attn: Liability Management Group

DISCLAIMER
This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Offeror, the Dealer Managers or the Tender Agent make any recommendation as to whether holders should tender Notes for pursuant to the Offer.

OFFER RESTRICTIONS

United Kingdom
This communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Group or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium
Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither this announcement nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

France
The Offer is not being made, directly or indirectly, to the public in France. Neither this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offer, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offer. This announcement has not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy
None of the Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Offer is being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "CONSOB Regulation"). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

Canada
Neither this announcement, the Offer to Purchase nor any other materials relating to the Offer constitute, nor may be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.

General
The Offer does not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Manager or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made on behalf of the Offeror by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Offer to Purchase comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement are forward-looking statements. We may make forward-looking statements in other documents filed with the SEC that are incorporated by reference into the Offer to Purchase. Forward-looking statements can be identified by the use of forward-looking terminology such as words "expect", "estimate", "project", "anticipate", "believes", "should", "could", 'intend", "plan", "probability", "risk", "target", "goal", "objective", "may", "endeavour", "outlook", "optimistic", "prospects" or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

In particular, this announcement and certain documents incorporated by reference into the Offer to Purchase include forward-looking statements relating, but not limited to, projections or expectations of LBG's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; LBG's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of LBG or its management including in respect of statements about the future business and economic environments in the U.K. and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors could also adversely affect our results or the accuracy of forward-looking statements in this announcement, and you should not consider the factors discussed here or in the Annual Report or other documents incorporated by reference into the Offer to Purchase to be a complete set of all potential risks or uncertainties. We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy any changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on our financial performance and business operations.

The forward-looking statements made in this announcement speak only as of the date of this announcement. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this announcement, and we do not assume any responsibility to do so except as required by applicable law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 16 June 2016